UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-03970

HARSCO CORPORATION
(Exact name of registrant as specified in its charter)

350 Poplar Church Road
Camp Hill, Pennsylvania 17011
(717) 763-7064
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Stock Purchase Rights
(Title of each class of securities covered by this Form)

Common Shares, par value $1.25
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: None1
Pursuant to the requirements of the Securities Exchange Act of 1934, Harsco Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

HARSCO CORPORATION
Date: December 15, 2017	By:	/s/ Russell C. Hochman
	Name:	Russell C. Hochman
	Title:	Senior Vice President and General Counsel, Chief
Compliance Officer & Corporate Secretary

(1)
The Preferred Stock Purchase Rights (the “Rights”) expired on October 9, 2017, pursuant to the terms of the Rights Agreement, dated as of September 25, 2007, between Harsco Corporation and Mellon Investor Services LLC, as Rights Agent. Harsco Corporation filed a Registration Statement on Form 8-A to register the Rights on September 26, 2007.